

<u>MAIL STOP 3561</u>

January 28, 2010

Mr. Stuart B. Burgdoerfer
Chief Financial Officer
Limited Brands, Inc.
Three Limited Parkway, P.O. Box 16000
Columbus, OH 43216

> **Re:** **Limited Brands, Inc.**
> **Form 10-K**
> **Filed March 27, 2009**
> **File No. 001-08344**

Dear Mr. Burgdoerfer:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please do so within the time frame set forth below. You should comply with this comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Exhibits</u>

1.      It does not appear that the company has filed all of the exhibits to its debt agreements. We note, for example, that exhibit 4.12, your Amended and Restated Term Loan Agreement, appears to be missing Exhibits C, D-1, D-2, and D-3. Similarly exhibit 4.11 appears to be missing Exhibits B-1 and B-2. Please confirm that you will file these exhibits in their entirety in your next periodic report or advise.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 at with any questions.

Sincerely,

John Reynolds
Assistant Director